Exhibit 99.1

Xinyuan Real Estate Announces Changes to Board of Directors

BEIJING, Dec. 31, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced the appointment of Mr. Haifei He to the Board of Directors of the Company (the “Board”), and a member of Investment Committee of the Board, and the resignation of Mr. Shangrong Li from his role as director and member of Investment Committee, the resignation of Ms. Wendy Hayes from her role as director and member of Audit Committee, to pursue other business opportunities. These changes are effective immediately.

Mr. He brings over three decades of senior leadership experiences, he previously served as the Assistant General Manager of China State Construction Engineering Corporation (CSCEC), and the Chairman and Party Secretary of China Construction Fangcheng Investment & Development Group.

Mr. Yong Zhang, Chairman of Xinyuan stated: “We are very excited to welcome Mr. Haifei He as a director and a member of the Company’s Investment Committee. His extensive background in corporate governance, strategic management will be of great value to Xinyuan. We look forward to working closely with him and benefit from his valuable insights and extensive experience. Meanwhile, on behalf of the Board, I would like to thank Mr. Shangrong Li and Ms. Wendy Hayes for their significant contribution to Xinyuan. We wish them the best in their future endeavors.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com